UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Foundry USA Pool Payout Methodology, dated as at March 6, 2024
99.2*	Master Custody Service Agreement, dated as at August 1, 2023, by and between Anchorage Digital Bank N.A. and Backbone Hosting Solutions Inc.

*	Portions of this exhibit have been redacted that both (a) are not material and (b) are the type of information that the Registrant treats as private or confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: March 7, 2024

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